**GoSun Inc.**

# ANNUAL REPORT

5151 Fischer Ave
Cincinnati, OH 45217
5137092519
https://www.gosun.co

This Annual Report is dated April 29, 2026.

## BUSINESS

GoSun is a manufacturer of breakthrough portable solar products that provide everyday solutions without ice, fire or fuel. We provide practical, portable solar products for recreation, power, and for emergencies with solar: ovens, coolers, battery chargers, lights, water purifiers and sanitation, coffee brewing,  solar charging for electric cars, campers, and off-grid cabins, and other applications. Our solar-powered products are also suited for the developing world and NGO's. Since our products produce no emissions, we are a solution to combat climate change.

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company manufactures solar devices and solar power products that are sold to customers through e-commerce, retail stores, and international distributors. Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

**Previous Offerings**

Name: Series A Preferred Stock Type of security sold: Equity Final amount sold: $2,705,773.00 Number of Securities Sold: 1,319,038 Use of proceeds: Inventory, Marketing, Working Capital & R&D
Date: April 11, 2023

Offering exemption relied upon: Regulation CF Name: Series A Preferred Stock Type of security sold: Equity Final amount sold: $100,000.00 Number of Securities Sold: 20,000 Use of proceeds: Operations
Date: June 01, 2022

Offering exemption relied upon: 506(b) Name: Series A Preferred Stock Type of security sold: Equity Final amount sold: $50,000.00 Number of Securities Sold: 10,000 Use of proceeds: Operations
Date: January 01, 2023

Offering exemption relied upon: 506(b) Name: Common Stock Type of security sold: Equity Final amount sold: $1,068,392.00 Number of Securities Sold: 876,818 Use of proceeds: R&D, Marketing, and Operations
Date: June 23, 2022

Offering exemption relied upon: Regulation CF Name: Common Stock Type of security sold: Equity Final amount sold: $246,765.94 Number of Securities Sold: 100,987 Use of proceeds: Research and Development, Marketing, Working Capital
Date: September 24, 2024

Offering exemption relied upon: Regulation CF Name: Common Stock Type of security sold: Equity Final amount sold: $0.00 Number of Securities Sold: 2,383 Use of proceeds: Prior raise's intermediary's compensation
Date: September 24, 2024

Offering exemption relied upon: Regulation CF Name: Common Stock Type of security sold: Equity Final amount sold: $1,133,006 Number of Securities Sold: 450,024 Use of proceeds: Research and Development, Marketing, Working Capital Date: February 4, 2026

Offering exemption relied upon: Regulation CF Name: Common Stock Type of security sold: Equity Final amount sold: $0.00 Number of Securities Sold: 4,063 Use of proceeds: Prior raise's intermediary's compensation
Date: February 4, 2026
Offering exemption relied upon: Section 4(a)(2)


## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
## AND RESULTS OF OPERATION

**Operating Results – 2025 Compared to 2024**

Circumstances which led to the performance of financial statements:

GoSun Inc. (the "Company") is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs, markets and contract manufactures solar-powered products including solar cookers, coolers, power stations, campers, boats, EV chargers and other solar items that are mainly sold through its e-commerce website, along with some retail partners, and distributors.

Applied Sunshine, LLC (the "Subsidiary Company") is a limited liability company organized on January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company effective January 1, 2017, whereby the 100% owner of the Subsidiary Company exchanged 100% interest for 8,300,000 shares of the Company's common stock, resulting in the Subsidiary Company becoming a wholly-owned subsidiary.

Over the past two years, the Company has experienced a decrease in revenue from $2,600,039 in 2024 to $987,762 in 2025. Operating expenses decreased from $2,441,294 in 2024 to $1,315,310 in 2025 as the Company reduced spending to better align with lower revenue levels. Net loss improved slightly from $1,220,051 in 2024 to $1,124,120 in 2025.

Management believes the decline in revenue is due to a continuation of reduced consumer demand relative to prior peak periods, along with lower efficiency in advertising channels and changes in product mix. In response, the Company has focused on reducing operating expenses and refining its product offerings.

The Company has continued to prioritize development of higher-value and next-generation solar technologies, while reducing emphasis on lower-performing products. Research and development costs decreased from $609,150 in 2024 to $317,592 in 2025 yet key projects progressed.

Deferred revenue increased from $214,454 in 2024 to $1,024,687 in 2025, primarily representing customer prepayments for the EV Solar Charger not yet delivered. Revenue for these orders will be recognized upon shipment which is expected in Q2 2026.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects payment upon sale and recognizes revenue when the product is shipped.

Historical results and cash flows:

The Company has historically generated revenue through a mix of direct-to-consumer sales, retail partnerships, and crowdfunding or pre-sales campaigns. Management anticipates continued operations across these channels and expects that a portion of future revenues may be derived from previously received customer deposits as well as new product offerings as they are fulfilled.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of 1003565.

**Debt**

The Company does not have any outstanding debt.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Patrick Sherwin

Patrick Sherwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Secretary, CEO
Dates of Service: December 2016 — Present
Responsibilities: Manage and Direct the Company. Salary $80K per year.

Name: Emily Zaebst

Emily Zaebst's current primary role is with The City of Cincinnati Health Dept. Emily Zaebst currently services approximately 5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: May 2017 — Present
Responsibilities: Board Member. Helps GoSun with a wide variety of tasks and projects. Salary $5k per year.
Other business experience in the past three years:

Employer: The City of Cincinnati Health Dept.
Title: Nurse Practitioner
Dates of Service: August 2016 — Present
Responsibilities: Manage school-based, community health clinic

Name: Dr. Peter Lilienthal

Peter Lilienthal's current primary role is self-employed and retired. Peter currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: March 2025 — Present
Responsibilities: Board Member. Helps GoSun with a wide variety of tasks and projects. Compensated with 5k shares per year.
Other business experience in the past three years:

Employer: HOMER Energy Software
Title: Founder
Dates of Service: August 2016 — August 2022
Responsibilities: Lead energy services software company through successful exit strategy.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Patrick Sherwin
Amount and nature of Beneficial ownership: 6,114,400
Percent of class: 44.9%

---

Title of class: Common Stock
Stockholder Name: Gary Starr
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 18.3%

## RELATED PARTY TRANSACTIONS

Name of Person: Patrick Sherwin and Emily Zaebst
Relationship to Company: Founder and CEO, and Board member, respectively
Nature / amount of interest in the transaction: Lease

Material Terms: Patrick Sherwin, is the Founder and CEO of GoSun Inc. Emily Zaebst, is a board member of GoSun Inc. Together, Patrick and Emily own the building that GoSun leases for an office and R&D location. They rent it at a fair market value on a month to month basis at $900 / month.

## OUR SECURITIES

The Company has authorized Common Stock and Series A Preferred Stock.

Common Stock
• Authorized: 25,000,000
• Outstanding: 12,286,758
• Voting Rights: One vote per share

• Material Rights: The total amount outstanding includes 930,000 shares to be issued pursuant to stock options issued.

See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.
Series A Preferred Stock
• Authorized: 2,000,000
• Outstanding: 1,319,038
• Material Rights: See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.

Liquidation preference, right to convert, dividend distribution pari passu with common holders.

**What it means to be a minority holder**

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

   If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## RISK FACTORS

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF.  Such disclosure generally requires only that the Company issue an annual report via a Form C-AR.  Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $4,999,993.25 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Ifwe are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back.
Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early-stage company and have limited revenue and operating history
GoSun Inc. was formed on 12/21/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoSun Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, several copyrights, and several Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property

portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to

design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, ifwe are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic

environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory

consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Currently, the USA is in a trade war with China.
Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-30% can affect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future. Shipping rates are increasing from China.

The Company is a business that has sustained net losses in the past.
There is no assurance that the Company will be profitable in the future. The Company will depend on raising additional cash through an offering such as this one to maintain its operations.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)      to the Company;
(2)      to an accredited investor;
(3)      as part of an offering registered with the SEC; or
(4)      to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**GoSun Inc.**
By /s/ *Patrick Sherwin*
Title:   Director, Secretary, CEO

By /s/ *Patrick Sherwin*

Name: <u>Patrick Sherwin</u>
Title:   Director, Secretary, CEO

By /s/ *Patrick Sherwin*

Name: <u>Patrick Sherwin</u>
Title:   CFO and Principal Accounting Officer

---

Exhibit A
**FINANCIAL STATEMENTS**

---

# GOSUN INC.

**AUDITED CONSOLIDATED FINANCIAL STATEMENTS**
**As of and For the Years Ended**
**DECEMBER 31, 2025, and 2024**

**GOSUN INC.**

**TABLE OF CONTENTS**



**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
GoSun Inc.

## Opinion

We have audited the consolidated financial statements ("financial statements") of GoSun Inc. which comprise the balance sheets as of December 31, 2025, and 2024, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GoSun Inc. as of December 31, 2025, and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GoSun Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2025.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

April 23, 2026
Calabasas, California

**GOSUN INC.**
**CONSOLIDATED BALANCE SHEETS**
**AS OF DECEMBER 31, 2025, and 2024**

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,003,565 | $ 456,536 |
| Accounts receivable | - | 26,819 |
| Other receivables | 50,445 | 28,408 |
| Inventory | 970,298 | 1,184,008 |
| Prepaid expenses | 4,853 | 3,377 |
| **Total current assets** | 2,029,161 | 1,699,148 |
| Property and equipment, net | 50,175 | 40,732 |
| Intangible assets, net | 34,822 | 37,821 |
| Investments | 300,000 | 300,000 |
| Right of use asset | - | 82,434 |
| Security deposit | 9,004 | 9,004 |
| **Total assets** | $ 2,423,162 | $ 2,169,140 |
| | | |
| **Liabilities and Stockholders' Equity/(Deficit)** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | 64,461 | $ 74,592 |
| Deferred revenue | 1,024,687 | 214,454 |
| Operating lease liability, current | - | 58,756 |
| **Total current liabilities** | 1,089,148 | 347,801 |
| Operating lease liability, net of current portion | - | - |
| **Total liabilities** | 1,089,148 | 347,801 |
| Commitments and contingencies | | |
| **Stockholders' equity/(deficit):** | | |
| Common Stock | 1,250 | 1,205 |
| Preferred Stock | 142 | 142 |
| Treasury Stock | (69) | (69) |
| Additional paid in capital | 6,528,580 | 5,891,827 |
| Accumulated equity/(deficit) | (5,195,889) | (4,071,766) |
| **Total stockholders' equity/(deficit)** | 1,334,014 | 1,821,339 |
| **Total liabilities and stockholders' equity** | $ 2,423,162 | $ 2,169,140 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**GOSUN INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

|  | Year Ended December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Revenues | $ 987,762 | $ 2,600,039 |
| Cost of sales | 793,204 | 1,403,739 |
| **Gross profit** | **194,557** | **1,196,300** |
|  |  |  |
| **Operating expenses:** |  |  |
| General and administration | 278,528 | 408,037 |
| Sales and marketing | 718,839 | 1,424,107 |
| Research and development | 317,943 | 609,150 |
| **Total operating expenses** | **1,315,310** | **2,441,294** |
| **Loss from operations** | **(1,120,752)** | **(1,244,994)** |
|  |  |  |
| **Other income (expense):** |  |  |
| Interest income | (1,127) | (2,313) |
| Other income | 4,495 | (22,630) |
| **Total other income (expenses)** | **3,367** | **(24,943)** |
|  |  |  |
| **Net loss** | **$ (1,124,120)** | **$ (1,220,051)** |

*The accompanying notes are an integral part of these consolidated financial statements.*

**GOSUN INC.**
**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)**
**FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

| | Preferred Stock | | Common Stock | | Treasury Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| Balance at December 31, 2023 (As Adjusted) | 1,319,038 | $ 132 | 12,050,358 | $ 1,205 | (50,000) | $ (5) | $ 5,691,063 | $ (2,851,718) | $ 2,840,677 |
| Equity issuance, net of issuance cost | 100,987 | 10 | - | - | - | - | 207,140 | - | 207,150 |
| Repurchase of common shares | | | | | (643,600) | (64) | (6,372) | | (6,436) |
| Net loss | | | | | | | | (1,220,049) | (1,220,049) |
| Balance at December 31, 2024 (As Adjusted) | 1,420,025 | 142 | 12,050,358 | 1,205 | (693,600) | (69) | 5,891,831 | (4,071,767) | 1,821,339 |
| Equity issuance, net of issuance cost | - | - | 450,024 | 45 | - | | 636,749 | - | 636,795 |
| Net loss | - | - | - | - | | | - | (1,124,120) | (1,124,120) |
| Balance at December 31, 2025 | 1,420,025 | $ 142 | 12,500,382 | $ 1,250 | (693,600) | $ (69) | $ 6,528,580 | $ (5,195,887) | $ 1,334,014 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**GOSUN INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Cash flows from operating activities: | | |
| Net loss | $ (1,124,120) | $ (1,220,051) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | 16,960 | 33,014 |
| Non-cash lease expense | 23,679 | (3,140) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 26,819 | (26,819) |
| Other receivables | (22,037) | (12,903) |
| Inventory | 213,710 | 380,761 |
| Prepaid expenses | (1,477) | 16,895 |
| Accounts payable and accrued liabilities | (10,131) | 33,730 |
| Deferred revenue | 810,233 | 6,006 |
| Net cash used in operating activities | (66,364) | (792,506) |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | (22,553) | (15,429) |
| Intangible assets | (850) | (3,198) |
| Net cash used in investing activities | (23,403) | (18,627) |
| Cash flows from financing activities: | | |
| Proceeds from issuance of common stock, net of issuance cost | 636,796 | 212,744 |
| Repurchase of common shares | - | (31,436) |
| Net cash provided by financing activities | 636,796 | 181,308 |
| Net increase (decrease) in cash | 547,029 | (629,825) |
| Cash at beginning of period | 456,536 | 1,086,362 |
| Cash at end of period | $ 1,003,565 | $ 456,536 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ - | $ - |
| | | |
| Supplemental disclosure of non-cash investing and financing activities: | | |
| Issuance of stock against services | $ - | $ 50,000 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

## NOTE 1 –DESCRIPTION OF BUSINESS

GoSun Inc. ("the Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.

Applied Sunshine LLC (the "Subsidiary Company"), is a limited company organized on January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's Common Stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

## NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Preparation and Consolidation

The accompanying consolidated financial statements (hereinafter referred to as "financial statements") are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

### Use of Estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

### Correction of Prior Period Error – Classification of Equity Shares

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2025, management identified certain prior-period errors related to the classification and presentation of equity transactions. These errors were evaluated in accordance with ASC 250, *Accounting Changes and Error Corrections*, and were determined to be errors requiring correction through restatement of previously issued financial statements.

The identified errors primarily relate to non-cash accounting adjustments and misclassifications within the equity section of the consolidated balance sheets. The nature of these errors is summarized below:

**(i) Treasury Stock**
a. In 2022 and 2024, repurchases of the Company's common stock were incorrectly recorded as

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

reductions to common stock rather than being presented as treasury stock, a contra-equity account, within stockholders' equity.
b. The additional paid-in capital associated with the 2024 repurchase of common stock was not accurately recorded in the prior-period financial statements.

**(ii) Preferred Stock**
a. In 2023, certain adjustments to costs associated with the issuance of preferred stock, including platform fees related to the crowdfunding platform, were not accurately recorded in the equity section.
b. In 2024, issuances of preferred stock were incorrectly classified within common stock. In addition, the related additional paid-in capital was not accurately reflected in the prior-period financial statements.

Management evaluated the materiality of these errors in accordance with U.S GAAP and concluded that the errors were material to the previously issued financial statements. Accordingly, the Company has restated its previously issued financial statements to correct these errors.

The correction of these errors had no impact on the Company's previously reported total stockholders' equity, net loss, or cash flows for any of the periods presented, but resulted in reclassifications within stockholders' equity.

## Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash balances included $348,222 in excess of the FDIC-insured limits.

## Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

## Inventories

Inventories consist primarily of finished products, which consist primarily of solar cookers, solar coolers, solar chargers, solar water purifiers, and other solar products. Inventories are recorded at the lower of cost or market, using the first-in, first-out (FIFO) cost method.

## Account Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2025, the Management determined an allowance for expected credit loss was not material to the financial statements.

**Fixed Assets**

Fixed assets are recorded as costs. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon the sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

|  | **Estimated lives (in years)** |
|---|---|
| Equipment | 5 |
| Furniture and fixtures | 5-7 |
| Molds | 3-5 |
| Vehicles | 5 |

**Impairment of Long-Lived assets**

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

**Intangible Assets**

Intangible assets are amortized over the respective estimated lives unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically seventeen years when a patent is successfully filed. During 2025 and 2024, the Company had $34,822 and $37,821 in intangible assets, net, pertaining to capitalized patent, copyright, and trademark-related costs. Amortization expenses for the year ended December 31, 2025, and 2024 were $3,850 and $3,962, respectively. The Company evaluates the capitalized costs for impairment.

## Investments

The Company accounts for investments in which it has minority ownership under the cost method. The Company evaluates the investments annually for indicators of impairment. As of December 31, 2025, no impairment was recognized.

## Revenue Recognition

The Company determines revenue recognition through the following steps:
> 1 - Identification of a contract with a customer
> 2 - Identification of the performance obligations in the contract
> 3 - Determination of the transaction price
> 4 - Allocation of the transaction price to the performance obligations in the contract
> 5 - Recognition of revenue when or as the performance obligations are satisfied.

The Company's revenue is primarily derived from the sale of solar-powered consumer products and accessories. Sales are conducted primarily through direct-to-consumer channels, including the Company's online platform. Deferred revenue balances were $1,024,687 and $214,454 as of December 31, 2025 and 2024, respectively. These balances primarily relate to advance payments received from customers for pre-orders of EV solar chargers for which the associated performance obligations have not yet been satisfied, as the related products have not yet been shipped. Revenue from such pre-sales is recognized at a point in time when control of the products transfers to the customer, which generally occurs upon shipment.

## Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2025, and December 31, 2024, were $199,92 and $348,881, respectively.

## Research and Development

Research and development costs are expensed as incurred. The Company recorded $317,592 and $609,150 of research and development costs for the years ended December 31, 2025, and December 31, 2024, respectively.

## Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward of approximately $1,828,513 as of December 31, 2025. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $383,988 as of December 31, 2025, resulting from its net operating loss carryforwards and other book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal, and City of Cincinnati income tax returns. There is no corporate income tax for the State of Ohio. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

**Leases**

The Company's lease agreement for warehouse expired on December 31, 2025. Subsequent to the expiration, the Company and the lessor agreed to continue the arrangement on a month-to-month basis. The month-to-month arrangement does not constitute a lease with a defined term in excess of 12 months.

As such, the arrangement is accounted for as a short-term lease under Accounting Standards Codification Topic 842, Leases. The Company has elected the short-term lease recognition exemption and, therefore, does not recognize a right-of-use asset or corresponding lease liability related to this arrangement. Lease payments under the month-to-month arrangement are recognized as lease expense on a straight-line basis over the period in which the obligation for those payments is incurred.

For the year ended December 31, 2025, lease payments were allocated between (i) a reduction of the lease liability and (ii) interest expense on the lease liability. The Right-of Use asset was amortized on a systematic basis over remaining lease term.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

When available the Company measures fair value using level 1 input because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in financial statements is the initial measurement of cash and cash equivalents, accounts receivable, fixed assets and long-lived assets

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2026, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS**

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2025, management identified prior-period errors in the classification and presentation of certain equity transactions in the previously issued financial statements for the year ended December 31, 2024.

The errors primarily relate to (i) the misclassification of common stock repurchases and (ii) the misclassification of preferred stock issuances as common stock. Management evaluated the errors in accordance with ASC 250 and concluded that a restatement was required. Accordingly, the Company has corrected these errors by reclassifying the affected amounts within stockholders' equity in the accompanying comparative financial statements.

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

**Impact of Restatement**

The following table summarizes the impact of the correction on the Company's previously issued balance sheet as of December 31, 2024:

**As of December 31, 2024**

|  | As Previously Reported | Adjustment, including prior period | As Restated |
|---|---|---|---|
| Common stock in shares | 11,504,145 | 546,213 | 12,050,358 |
| Common stock in USD | 1,150 | 55 | 1,205 |
| Preferred stock in shares | 1,297,273 | 122,752 | 1,420,025 |
| Preferred stock in USD | 130 | 12 | 142 |
| Additional paid-in capital | 5,891,827 | 4 | 5,891,831 |
| Treasury stock | - | 693,000 | 693,000 |
| Treasury stock in USD | - | (69) | (69) |
| Accumulated deficit | -4,071,769 | 2 | (4,071,767) |
| **Total stockholders' equity** | **1,821,339** | **-** | **1,821,339** |

**As of December 31, 2023**

|  | As Previously Reported | Adjustment | As Restated |
|---|---|---|---|
| Common stock in shares | 12,000,358 | 50,000 | 12,050,358 |
| Common stock in USD | 1,200 | 5 | 1,205 |
| Preferred stock in shares | 1,297,273 | 21,765 | 1,319,038 |
| Preferred stock in USD | 130 | 2 | 132 |
| Additional paid-in capital | 5,691,065 | (2) | 5,691,063 |
| Treasury stock | - | (50,000) | (50,000) |
| Treasury stock in USD | - | (5) | (5) |
| Accumulated deficit | -2,851,718 | - | (2,851,718) |
| **Total stockholders' equity** | **2,840,677** | **-** | **2,840,677** |

The corrections had no impact on total stockholders' equity, net loss, or cash flows, but resulted in reclassifications among components of stockholders' equity.

Management has concluded that this error is material to the previously issued financial statements. Accordingly, the accompanying comparative financial statements for the year ended December 31, 2024 have been restated to reflect the correction. Management's conclusion is based on an evaluation of the substance of the instruments rather than their legal form.

**NOTE 4 — INVENTORY**

Inventory consists of the following:

**As of Year Ended December 31,**

|  | 2025 | 2024 |
|---|---|---|
| Finished goods | 970,298 | 1,184,008 |
| **Total inventory** | **970,298** | **1,184,008** |

As of December 31, 2025, the Company determined there was no reserve for obsolescence necessary.

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

## NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

|  | December 31, | |
| --- | --- | --- |
|  | 2025 | 2024 |
| Equipment | 35,984 | 33,634 |
| Furniture and fixtures | 10,864 | 10,864 |
| Molding | 245,471 | 225,270 |
| Vehicle | 17,319 | 17,319 |
| Total property and equipment, cost | 309,639 | 287,087 |
| Accumulated depreciation | (259,464) | (246,355) |
| Total property and equipment, net | $ 50,175 | $ 40,732 |

Depreciation expenses for the year ended December 31, 2025, and December 31, 2024, were $13,110 and $29,051, respectively.

## NOTE 6 — INTANGIBLES

Intangible assets consist of the following:

|  | December 31, | |
| --- | --- | --- |
|  | 2025 | 2024 |
| Software | 8,551 | 8,551 |
| Copyrights | 440 | 440 |
| Patent | 35,124 | 34,273 |
| Trademark | 14,369 | 14,369 |
| Intellectual property | 5,314 | 5,314 |
| **Total intangibles** | 63,798 | 62,947 |
| Accumulated Amortization | (28,976) | (25,126) |
| **Intangible assets, net** | 34,822 | 37,821 |

Amortization expense for the years ended December 31, 2025 and 2024 was $3,850 and $3,963, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

| Year Ending December 31, | |
| --- | --- |
| 2026 | 3,850 |
| 2027 | 3,850 |
| 2028 | 3,850 |
| 2029 | 3,850 |
| 2030 | 3,850 |
| Thereafter | 15,572 |
|  | 34,822 |

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

## NOTE 7 — INVESTMENTS

In September 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash consideration and issued 38,462 shares of Common Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an equity purchase agreement with the same third party for a purchase price of $100,000 in exchange for an additional 9% ownership interest. The Company paid $50,000 in cash consideration and issued 10,000 shares of Preferred Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an agreement with a third party to do a stock swap of $50,000. The Company issued 10,000 shares of Preferred Stock valued at $5.00 per share in exchange for their stock valued at $0.65 a share. The $50,000 consideration by the Company was accounted for as an investment under the cost method.

In 2023, the Company issued 10,000 shares of preferred stock for an incremental ownership interest in an entity. The fair value of the issuance was $50,000, or $5.00 per share. The investment is accounted for under the cost method.

During the year ending December 31, 2025, there were no changes to the investment in preferred stock. No additional shares were issued, and the carrying amount of the investment remained unchanged.

## NOTE 8 — STOCKHOLDERS' EQUITY

Capital Structure

The Company is authorized to issue 25,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, at a $0.0001 par value. As of December 31, 2025, 11,806,782 common shares and 1,420,025 preferred have been issued and were outstanding.

The Preferred Stock is convertible into shares of Common Stock on a one-to-one basis. The Preferred Stock shall be automatically converted to Common Stock upon an initial public offering, upon written consent of the majority of the preferred holders or upon a change of control. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference prior to common stockholders at a liquidation preference of $1.00 per share.

In 2024, the Company issued an aggregate of 100,987 shares under its crowdfunding raise for net proceeds of $207,140. Additionally, in 2024, the Company bought back 643,600 shares of its own common stock for $6,436 which are currently held as treasury shares.

During 2025, the Company has issuance of 450,024 of its common stocks for net proceeds of $636,795

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

### NOTE 9 - SHARE-BASED PAYMENTS

**Stock Plan**

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for the grant was 2,500,000 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. Stock options comprise all of the awards granted since the Plan's inception.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants.

The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The Company has adopted the 2020 Equity Incentive Plan (the "2020 Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the 2020 Plan, the number of shares reserved for grant was 3,000,000 shares as of December 31, 2020. As of December 31, 2025, no awards have been granted under the 2020 Plan.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

**GOSUN INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024**

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2025, is as follows:

|  | Options | | Exercise Price |
|---|---|---|---|
| Outstanding, December 31, 2022 | 1,100,000 | $ | 0.64 |
| Forfeited | (170,000) | $ | 1.30 |
| Exercisable, December 31, 2023 | 930,000 | $ | 1.30 |
| Forfeited | - | | |
| Exercisable, December 31, 2024 | 930,000 | $ | 1.30 |
| Forfeited | - | | |
| Exercisable, December 31, 2025 | 930,000 | $ | 1.30 |
| | | | |
| Weighted average duration to expiration of outstanding options at year end | 5.3 | | |

### NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2026, which is the date the consolidated financial statements were available to be issued.

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

### NOTE 11 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,124,120 and an operating cash outflow of $66,364. These conditions may raise substantial doubt about the Company's ability to continue as a going concern. In addition, the Company's current liabilities exceed its current assets, which may indicate that it does not have sufficient liquid resources to meet its obligations as they become due in the near term.

These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

I, Patrick Sherwin, the CEO of GoSun Inc., hereby certify that the financial statements of GoSun Inc. and notes thereto for the periods ending 2025 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

GoSun Inc. has not yet filed its federal tax return for 2025.

For the year 2024 the amounts reported on our tax returns were total income of $ -1,220,051; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/29/2026.

_____ (Signature)

___CEO_____ (Title)

___4/29/2026_____ (Date)